SEC Mail Mail Processing Section

DEC 01 2008

Washington, DC 108

SEC 08033200 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ENTERPRISE SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman A. Pappas (248) 539-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510, Southfield, MI 48033
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman A Pappas
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2008, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2008, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

KIRSCHNER HUTTON PERLIN, P.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

November 4, 2008

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

BALANCE SHEET

SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 194,279
Commissions receivable (Note 1)	29,067
Deferred income tax (Note 1)	3,650
	226,996
OTHER ASSET	
Investment (Note 1)	3,300
	$ 230,296

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Commissions payable (Note 3)	$ 26,161
Federal income tax payable	601
	26,762
STOCKHOLDERS' EQUITY	
Common stock - no par value	
Authorized - 60,000 shares	
Issued and outstanding - 1,000 shares	10,000
Retained earnings	193,534
	203,534
	$ 230,296

See notes to the financial statements.

KIRSCHNER HUTTON PERLIN, P.C.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2008

REVENUE		$ 2,858,881
EXPENSES		
Commissions	$ 2,576,293	
Regulatory fees	8,607	
Compliance fees	8,550	
Professional fees	2,000	
Reimbursed operating expenses (Note 3)	260,000	2,855,450
INCOME FROM OPERATIONS		3,431
INTEREST INCOME		2,923
INCOME BEFORE INCOME TAX		6,354
INCOME TAX (Note 1)		
Current		1,060
Deferred		(475)
		585
NET INCOME		$ 5,769

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2008

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
BALANCE - OCTOBER 1, 2007	1,000	$ 10,000	$ 187,765	$ 197,765
NET INCOME			5,769	5,769
BALANCE - SEPTEMBER 30, 2008	1,000	$ 10,000	$ 193,534	$ 203,534

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,769
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	(475)
Changes in operating assets and liabilities	
Commissions receivable	(3,040)
Commissions payable	2,971
Refundable federal income tax	459
Federal income tax payable	601
Net cash provided by operating activities	6,285
CASH - BEGINNING OF YEAR	187,994
CASH - END OF YEAR	$ 194,279

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2008, the focus report excess net capital per part A, line 14 was in agreement with the balance of $189,748 reported in the annual audited financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company paid $260,000 to an affiliate as reimbursement of operating expenses for the year ended September 30, 2008.

The Company paid commissions of $2,420,498 to its stockholder for the year ended September 30, 2008. At September 30, 2008, commissions payable to the stockholder amounted to $24,331.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		203,534 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		203,534 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
	B. Other (deductions) or allowable credits (List)		
	Federal income tax payable [3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	601 [3525]
5.	Total capital and allowable subordinated liabilities		204,135 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	6,950 [3540	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	(6,950) [3620]
7.	Other additions and/or credits (List))		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		197,185 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	Trading and investment securiti as		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
	D. Undue Concentration	[3650]	
	E. Other (List)		

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
Money Market Fund	2,437 [3736]	(2,437) [3740]
10. Net capital		194,748 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part *A*

11.	Minimum net capital required (6.6698% of line 19)	1,785 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A),	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	189,748 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	192,072 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			26,762 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			[3820]	[3830
19.	Total aggregate indebtedness			26,762 [3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	13.7419 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	11.6207 [3860]

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company for the year ended September 30, 2008, in accordance with U.S. generally accepted auditing standards, we considered The Enterprise Securities Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be significant deficiencies or material weaknesses, as defined above.

This report is intended solely for the information and use of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

November 4, 2008

END